00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300



06018538

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
NOV 2 0 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
NOV 1 5 2006
WASH, D.C.
185
SECTION

November 13 , 2006

Re: *Lottomatica S.p.A. (File No. 82-34963)*
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same exemption as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00186/06



LOTTOMATICA SpA concessionaria dello Stato
capitale sociale euro 150.212.152,00
partita IVA • codice fiscale e Reg. Imp. Roma 08028081001
R.E.A. 1117269

Società coordinata e diretta da:
De Agostini SpA
sede legale: 28100 Novara
Via G. da Verrazzano, 15

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Internal Dealing filing model concerning S. Salvemini	September 18, 2006	9	English version available
(2) Press Release Internal Dealing filing model concerning M.. Sala	September 25, 2006	9	English version available
(3) Press Release Internal Dealing filing model concerning M.. Sala	September 29, 2006	9	English version available
(4) Press Release: GTECH signs contract with supreme gaming LLC to bring an online lottery to Guatemala	October 3, 2006	9	English version available
(5) Press Release: Lotto game: Wagers total 512.6 million euro in September 2006 - Instant lotteries "Scratch & Win": Wagers of 343.0 million euro in September 200	October 5, 2006	9	English version available
(6) Press Release: GTECH signs five-year contract extension in Trinidad and Tobago	October 5, 2006	9	English version available
(7) Press Release Internal Dealing filing model concerning M.. Sala	October 6, 2006	9	English version available
(8) Press Release: GTECH signs three-year online lottery contract extension with the Kentucky lottery	October 10, 2006	9	English version available
(9) Press Release: GTECH Corp. to acquire creative games international	October 12, 2006	9	English version available
(10) Press Release: Lottomatica board of directors' meeting	October 18, 2006	9	English version available
(11) Press Release: Lottomatica shareholders' meeting	October 18, 2006	9	English version available



69

Name of Document	Date of Document	Number of Schedule II	English Summary
(12) Minutes of the Board of Directors meeting of October 18, 2006 (for the part drafted by public deed)	October 18, 2006	14 b	a) Item 6 "**proposal for approval of the stock-option plan 2006-2009 reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and attribution of powers to the Board of Directors. Relating and resulting resolutions**": English version available. b) Item 7 "**proposal for approval of the stock-option plan 2006-2011 ("Retention Plan") reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries and attribution of powers to the Board of Directors. Relating and resulting resolutions**": The Board of Directors resolved to increase the share capital up to a maximum amount of 1,500,000.00 Euro, divisible, through the issue in one or more tranches of up to a maximum of 1,500,000 new ordinary shares each with a nominal value of 1 Euro, at a price of 29.45 Euro each determined by the official price of the Company's shares on the MTA from September 18 to October 17, 2006, as confirmed by the opinion of Company's external auditors Reconta



Name of Document	Date of Document	Number of Schedule II	English Summary
			Ernst & Young. The increase shall be used in connection with the 2006 – 2014 Stock Option Plan reserved to employees of the Company and/or its subsidiaries. The options will be exercisable for a 5 years period starting from the first month following the approval of the Financial Statements as of December 31, 2008.

LAC-30-00218/06


CERTIFIED QUALITY MANAGEMENT SYSTEM
ISO 9001:2000
SINCERT
DNV

107

Name of Document	Date of Document	Number of Schedule II	English Summary
13) Minutes of the shareholders' meeting of October 18, 2006 (including the Company's new by-laws).	October 18, 2006	14(b)	The Board of Directors addresses the following proposals to the shareholders' meeting: (i) the following amendments to the bylaws, as better described in details in the Board's report already delivered to the SEC: art. 2.2 (Registered office); art. 3.1 (Duration), art. 5.1 (Corporate capital); article 6.1 (Shares); art. 8.3 (Call for shareholders' meeting); artt. 9.2, 9.3 and 9.4 (Right to intervene and right to vote); art. 11.1 (Competences and majorities of the shareholders' meeting); art. 13 (Appointment of the Board of Directors); art. 15.2 (Meetings of the Board of Directors); art. 17.2 (Powers of the Board of Directors); artt. 19.3 and 19.4 (Executive Officer and Director General); art. 20 (Board of Auditors). Proposal for introduction of an additional clause 6.2 concerning the power of the Extraordinary Shareholders' Meeting to issue shares or other financial instruments pursuant to art. 2349 of the Italian Civil Code.


SINCERT
DNV

Name of Document	Date of Document	Number of Schedule II	English Summary
			Proposal for introduction of an additional article (Art. 22) relating to the manager charged with preparing the Company's financial reports, and renumbering of the following articles. New layout of the By-Laws; (ii) the granting upon the board of directors of the power to increase the share capital, as better described in details in the Board's report already delivered to the SEC; (iii) the increase of the remuneration of the board members, as better described in details in the Board's report already delivered to the SEC; (iv) the 2006 – 2011 stock option plan reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries, as better described in details in the Board's report already delivered to the SEC; (v) the 2006 – 2009 plan for the allocation of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries, as better described in details in the Board's report already delivered to the SEC; (vi) the 2006 – 2011 plan for the retention of shares reserved for the employees of Lottomatica S.p.A. and/or its subsidiaries, as better described in details in the Board's



00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

Name of Document	Date of Document	Number of Schedule II	English Summary
(14) Notice of changes concerning the composition of the Board of Directors	October 20, 2006	16	English version available
(15) Press Release: New Jersey withdraws notice of intent to negotiate new lottery contract with GTECH	October 23, 2006	9	English version available
16) Press Release: Iceland Gaming to receive an additional 300 Winwave™ machines from GTECH	November 1, 2006	9	English version available
(17) Press Release: Lotto game: Wagers total 509.6 million euro in October 2006 - Instant lotteries "Scratch & Win": Wagers of 374.8 million euro in October 2006	November 6, 2006	9	English version available
(18) Press Release: Oregon lottery notifies GTECH of intent to award contract for new online lottery equipment and related services	November 9, 2006	9	English version available
(19) Lottomatica announces fiscal year 2006 third quarter year-to-date results ended September 30, 2006	November 10, 2006	9	English version available

* * * * *

LAC-30-00186/06



LOTTOMATICA

00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899972 (telephone number) or +390651894213. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.



By: ______________________

Stefano Bortoli
Chief Financial Officer

LAC-30-00186/06



8. Convocation

8.1 The Shareholders Meeting will take place in the Italian Republic, and may be outside the area of the Company head office, as provided for by law, wherever and whenever agreed by the Board of Directors, with notification signed by the Chairman containing information on the date, location, time and agenda for the meeting, to be published in the Gazzetta Ufficiale or the daily newspaper Il Sole24ore as required by law. The information will also give the date, location and time of the next subsequent meeting or at the very least the date of the next subsequent meeting.
8.2 The Shareholders meeting can be called, other than by the Board of Directors, at the request of several shareholders who represent at least a tenth of the share capital, as per art. 2367, final paragraph, of the Civil Code or by the Statutory Auditors (or at least 2 (two) members of the same).
8.3 The Shareholders representing, also jointly, at least 1/40 of the share capital are entitled to claim, within 5 days as from the publication of the notice of call of the Shareholders' Meeting, that the list of the matters on the agenda be supplemented, mentioning in the request the additional proposed matters.
At least ten days before the date fixed for the Shareholders'Meeting, the supplements to the list of the matters on the agenda that the Shareholders' Meeting will have to deal with, following the above requests, shall be made public in accordance with the same forms imposed for the publication of the notice of call.
The integration is not allowed in relation to those matters upon which the Shareholders' Meeting, in accordance with the provisions of law, resolves upon proposal of the Directors or on the basis of a plan or upon a report that they have drawn up.

9. The Right to Vote and Intervene

9.1 Each shareholder has one vote for every share held.
9.2 Shareholders can intervene in the Shareholders Meeting if the Company has received the relevant communication, by authorized intermediaries in accordance with the applicable provisions, within the term of 2 working days before the date of the Meeting.
9.3 The above received communication, in compliance with the above, is valid for successive meetings.
9.4 Every shareholder who is entitled to intervene in the Meeting can be represented, as provided for by law, by means of written proxy.
9.5 It is the responsibility of the Chairman of the Meeting to verify the validity of the proxy and the general right to intervene in the Meeting.

10. The Chairmanship and Management of Responsibilities

10.1 The Meeting is presided over by the Chairman of the Board of Directors, or in his/her absence by the Vice Chairman (where appointed); in the presence of more than one Vice Chairmen, the meeting will be chaired by the Vice Chairman most senior in rank, or in the case of equal seniority, by the most senior in age. In the absence of one or all Vice Chairmen, the Meeting will be chaired by a person elected by the Meeting itself.
10.2 It is the responsibility of the person chairing the Meeting, who can use appropriate agencies, to verify the right to intervene in the Meeting and the validity of the proxy, to resolve potential objections and also to direct and control discussions ultimately establishing the duration of each intervention, also to establish voting order and procedures, all in respect of the regulation, previously determined by the Board of Directors and approved by the Meeting, governing the orderly and practical conduct of the same, whether in ordinary meeting or extra-ordinary meeting.
10.3 The Meeting will appoint a secretary who is not a shareholder, and, if deemed appropriate, two observers from among the shareholders.
The discussions of the Meeting are verified by appropriate minutes signed by the Chairman, by the Secretary and potentially by the observers.

The minutes should show the date of the meeting and by attachment, the names of the participants and the amount of capital represented by each; they should also show the procedure and results of the voting and, also by attachment, show the names of the shareholders in favour, abstaining, and objecting. At the request of the shareholders, the minutes must also outline their discussions relevant to the order of the day.
10.4 Where required by law or where the Chairman deems appropriate the minutes will be transcribed by a notary.

11. Competencies and Majority

11.1 The ordinary Shareholders Meeting will agree the financial statement, appoint directors, Auditors, the Chairman of the Statutory Auditors fixes the fees of the directors and auditors and, in compliance with the legislative prerequisites and conditions, it also provides for their revocation and resolves upon any other matter under legal jurisdiction of the ordinary Shareholders Meeting.
11.2 The ordinary Meeting will be held at least once a year, within 120 (one hundred and twenty) days of the financial year end. The financial statement will be subject to approval by the Shareholders Meeting within 120 (one hundred and twenty) days of the financial year end or within 180 (one hundred and eighty) days where the Company holds consolidated accounts and in the event of particular requirements relative to the structure and objective of the Company.
11.3 The extra-ordinary Meeting will debate amendments to constitutive or legal acts, in addition to any other matter under their legal jurisdiction.
11.4 The decisions of the Meeting are made by legal majorities and must be verified by minutes signed by the Chairman of the Meeting and by the secretary.

12. Information to the Shareholders

12.1 The shareholders have the right to view all the acts from previous Meetings registered at the company head office and to obtain copies at their own expense.

TITLE IV – MANAGEMENT BODY

13. Board of Directors: appointment

13.1 The Company, as per par.2 Section 6(2), Chapter 5, Volume 5, Book 5 of the Civil Code, is managed by a Board of Directors made up of between 7 (seven) and 15 (fifteen) members. The Shareholders Meeting will decide on the number of Board members, such number to remain the same until agreed differently.
13.2 In order to be vested as Director, a person must possess the individual requisites as provided under the law. An appropriate number of Directors, in any case not lower than the one provided by the law, must possess the independence requisites it provides for.
13.3 Directors are appointed by the ordinary Shareholders' Meeting on the basis of lists submitted by the Shareholders, whereby the candidates must be indexed by progressive numbering. Only the Shareholders representing, alone or together with other Shareholders, at least 1/40 of the share capital, have the right to submit the lists.
Each Shareholder can submit or take part in the submission of only one list and each candidate will be entitled to present himself in one list only, otherwise resulting ineligible. Candidates not having the requisites as provided by the law or the by-laws (without prejudice to any other reason of forfeiture or ineligibility) cannot be inserted in the lists.
Each list shall have to contain a number of candidates not exceeding the maximum number of Directors mentioned under art. 13.1 above; a minimum number of candidates, equal to the number as provided under the law, shall have to possess the independence requisites provided therein.
The candidates' lists must be filed with the company's head office at least fifteen days before the date fixed for the Shareholder's Meeting and, accordingly, they must be forthwith publishes on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:

A) exhaustive information on the personal and professional qualities of the candidates, as indicating their alleged independency qualification;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
The lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.
The election of the Directors will proceed as follows:
a) a number of Members of the Board representing the entirety of those to be appointed will be elected from the list having obtained the majority of the votes at the Shareholders' Meeting, on the basis of the same progressive numbering they have been mentioned in the list, less the minimum as reserved to the minority shareholders by the law.
b) A number of Members of the Board equal to the minimum number set out under letter a) - unrelated in any manner whatsoever, also indirectly, to the list under letter a) above - will be elected from the list having obtained the second greatest number of votes at the Shareholders' Meeting, in accordance with the progressive numbering they have been mentioned in the list.In the event that, through the candidates elected in accordance with the above mentioned terms, the number of independent Members of the Board referred to under art. 13.2 above is not ensured, the last elected non-independent candidate(s) in the progressive numbering who has collected the greatest number of votes set out under the above letter a), shall be replaced by the first independent candidate(s), in accordance with the respective progressive numbering, non elected in the list or having registered or, if not sufficient, of the lists, having registered the majority of the votes.
In the event of several lists achieving repeatedly an equal number of votes, an equal number of Members of the Board shall be elected from each of the lists, always in accordance with the respective progressive number they have been mentioned therein.
In the event that only one list is submitted or voted, then all Members of the Board shall be elected from such list.
13. 4 Directors are appointed for a maximum of three financial years, following which, as agreed by the Meeting of appointment, they may be available for re-election. Their role will expire on the date of the Shareholders Meeting called to approve the accounts relating to the final financial year of their appointment.
13.5 Art. 2386 of the Civil Code provides for substitution in the event of a lack of one or more director.
13.6 The above provisions of this article notwithstanding, if, for whatever reason, the Director or the Directors obtained under the minority lists cannot accept the office or, having it accepted, cease their office, the candidate or the candidates belonging to the same list shall replace such Director, according to their respective progressive numbering.
13.7 If for whatever reason the number of directors falls below target, the entire Board of Directors will be dismissed and the Shareholders Meeting must be called as early as possible by the remaining directors in order to establish an entire new Board.

14. Board of Directors: function

14.1 The Board will elect a Chairman from among its members and also can elect from among its members one or more Vice Chairmen who will deputise for the Chairman in the event of absence or impediment; in the presence of several Vice Chairmen and in the absence of or impediment to the Chairman, the most senior in rank will deputise, or the most senior in age in the event of equal seniority.

14.2 The Board of Directors will appoint from among its members one or more Managing Directors determining the relative rights and duties. The role of Managing Director can be undertaken by a Vice Chairman even if he is also General Manager as per art. 19.3. The Board of Directors can also appoint an Executive Committee, determining the relative rights and duties.

14.3 In both cases the Board of Directors will decide the timing, no less than every three months, of the half yearly and quarterly meetings, in addition to the Board meetings called to approve the end of year financial statement, through which such delegated bodies should report to the Board of Directors and to the Statutory Auditors on their activities in carrying out the proxies conferred on them, on the general progress of their management and anticipated development, on the transactions of major significance, in size or character, undertaken by the company and its subsidiaries, and, as regards the executive committee, also on the number of its members, on its duration and on the regulations under which they perform.

The Chairman of the Board of Directors and the Managing Director or Managing Directors have the right to be appointed to the executive committee.

15. Meetings of the Board

15.1 The Board of Directors meetings will normally take place at the Company head office, but a change of venue can be advised in the meeting announcement. Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legitimately participating can be verified by the Chairman and the other participants, that every participant has the possibility of verbal intervention, in real time, in all topics, and the opportunity to receive or transmit documents; in all cases the Chairman and the Secretary should be present at the location of the meeting.

15.2 The Board of Directors is summonsed on the initiative of the Chairman or at the written request of the Managing Director or one of the Managing Directors or of three Board members, by means of letter or telegraphic communication or telex or fax or e-mail sent to the Board members and to the Auditors at least 3 working days before the meeting.. Where urgency is required the minimum length of time is reduced to forty-eight hours. Moreover, the Board can be called, after communication to the Chairman of the Board of Directors, by the Board of Statutory Auditors or, individually by each member of the Board of Statutory Auditors. The notice of assembly must advise the location, the date and the time of the meeting, as well as the list of items to discuss.

15.3 The Board of Directors will be considered legitimately established even without summoning provided that all the Board members and regular Auditors are present.

16. Validity and recording of the minutes

16.1 The majority of appointed directors must be present for the deliberations of the Board to be valid.

16.2 The Board of Directors is presided over by the Chairman or, in his absence, the Vice Chairman, if nominated; in the presence of more than one Vice Chairman the meeting will be chaired by the most senior in rank of the Vice Chairmen, or in the case of equal ranking, the most senior in age; in the absence of the Chairman and of his Vice Chairman or Vice Chairmen, the meeting will be chaired by the Board member most senior in rank or, in the case of equal ranking, the most senior in age.

16.3 The Board of Directors can appoint a Secretary, who can be chosen from outside the Board, and in which case has no voting rights.

16.4 The deliberations of the Board of Directors will be recorded in minutes by the Secretary, or in his/her absence by one of the Board members with the responsibilities of secretary; the minutes will be transcribed in an appropriate book and signed by the Secretary and the Chairman of the meeting. This book will be kept at the Company head office.

17. Board of Directors: powers

17.1 The Board of Directors holds all powers for the ordinary and extra-ordinary management of the Company. They are responsible for all acts in practice of or appropriate to the pursuit of the company objective.
The administrative body also holds the following powers:
a) to agree mergers or de-mergers as provided for by art. 2505, 2505 (2) and 2506 (3), last paragraph, of the Civil Code;
b) to establish or close ancillary offices;
c) to select representative executives;
d) to reduce share capital in the event of the withdrawal of shareholders;
e) to supervise the by-laws and their regulatory provisions;
f) to transfer the head office to another location within the Italian Republic;
17.2 The resolutions of the Board of Directors are adopted by absolute majority of the attending persons, except for the cases under which the law expressly requires a highest quorum. In the event of equality of votes, the Chairman has a casting vote.

18. Chairman

18.1 The Chairman of the Board of Directors is the legal and procedural representative of the Company. The Chairman will report periodically to the Board of Directors on his ongoing activities.
18.2 In the interests of urgency the Chairman, with the proposal of the Managing Director or of one of the Managing Directors together with the Managing Director who made the proposal, may take any measure under the remit of the Board of Directors, reporting back to them at the next successive meeting.
18.3 The Board of Directors can also grant the representation and sanction of the company, including in judicial proceedings before a third party, with the same authorisation as indicated above, to the Vice Chairman and/or each of the Vice Chairmen and/or the Managing Director and/or each of the Managing Directors.

19. Managing Director and General Manager

19.1 The Managing Director or Managing Directors are appointed by the Board of Directors as per art. 14.2 of the current by-law.
19.2 The Managing Director or Managing Directors possess the powers granted to him/them by the Board of Directors. The Managing Director or each of the Managing Directors can make agenda proposals to the Chairman for discussion by the Board and the Executive Committee and can supervise the implementation of the relevant decisions of the corporate bodies.
19.3 The Board of Directors can appoint one or more General Managers, who can be chosen from among the members of the Board of Directors, determining their rights, including the appointment of and the granting of a mandate to an attorney. The Board can confer the role of General Manager on the Managing Director, or on each of the Managing Directors, even where he/she is also currently a Vice Chairman as per art. 14.2 of the Civil Code. The Board of Directors can grant the Managing Director or each of the Managing Directors the right to appoint and remove one or more General Managers, with the power to delegate to them part of their respective powers and functions.
19.4 The General Manager who does not simultaneously hold the position of member of the Board of Directors, can attend the meetings of the Board of Directors and the Executive Committee, with the authority to express unrestricted opinions on the subjects under discussion.

TITLE V – BOARD OF STATUTORY AUDITORS AND MANAGER IN CHARGE OF THE DRAWING UP OF THE ACCOUNTANCY DOCUMENTS

20. Appointment, composition and requirements of the Board of Statutory Auditors

20.1 The Statutory Auditors are comprised of three regular Auditors and two deputies, appointed by the Shareholders Meeting.
20.2 The auditors are appointed on the basis of lists presented by the Shareholders in which candidates are indexed by progressive numbering, where possible, specifying if the candidate presents himself/herself, as regular or deputy auditor.
The lists must be deposited at the head office and published in at least one daily national newspaper no less than ten days before the date set for the first meeting and, accordingly, they must be forthwith published on the internet site of the Company at this latter's charge. Upon filing, they shall be accompanied by:
A) exhaustive information on the personal and professional qualities of the candidates, on the acquired expertises and on their past experiences;
B) a statement through which each candidate accepts to be candidate and certifies under his/her own responsibility that there are no reasons of ineligibility or incompatibility provided under the law, as well as that he/she possesses all requisites provided by the law.
C) a copy of the certificates delivered by authorized intermediaries and certifying the ownership of the number of shares required to file the lists.
Each Shareholder can put forward or contribute to only one list and each candidate can appear in only one list under penalty of disqualification. The number of candidates in each list must not be higher than the number of auditors set out by art. 20.1 above.
Only the Shareholders who singly or together with the other Shareholders represent at least 2% (two percent) of the shares with voting rights in ordinary meetings can present lists or the different minimum percentage possible provided by the law.
Those lists or any candidate submission, the presentation of which do not comply with all the above provisions, except for those to be complied with by the Company, are deemed as non-submitted.
All those having the right to vote can vote for only one list.
The selection of the Auditors will proceed as follows:
a) 2 (two) regular and 1 (one) deputy auditor(s) will be elected from the list which achieves the majority of the Shareholders' votes, following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished;
b) the remaining regular – with the position expressly provided for by the law if any - and deputy auditors will be elected from the list which has the second highest number of votes following the progressive numbering of the list in case the candidates to regular auditor and deputy auditor have not been duly distinguished. The appointment of the Chairman of the Board of the Statutory Auditors, if not expressly reserved by the law to minorities, will take place by resolution of the Shareholders' Meeting.
In the event that, for whatever reason, the regular Auditor elected from one list cannot accept the office or, having it accepted, ceases such office, the deputy Auditor elected from the same list shall replace such Auditor, this latter being replaced in his/her turn, as deputy auditor, by the candidate belonging to the same list and expressly indicated as such or, alternatively, following the relevant progressive numbering.
In the event that only one list is submitted or voted, all auditors, both regular and deputy, shall be elected therefrom.
20.3 In compliance with the decree of the Ministry of Justice no. 162 of 30 March 2000, section 1, paragraph 1, at least one of the regular Auditors, out of a total of 3, or at least two if the total number is higher than 3, and in both cases at least one of the deputy Auditors, must be chosen from the Register of Accountancy Auditors and must have at least three years practice as a legal auditor.
The Auditors not in possession of the requirements of paragraph 1 of the aforementioned Decree must be chosen from those which have a total of at least three years experience of:
a) Management experience or executive responsibility in a limited company with share capital not less than two million euros; or

b) Professional experience or university teaching in judicial, economic, financial or technical scientific subjects, directly pertinent to the activity of the company; or

c) Management positions in public bodies or public administrations operating in the credit, financial and insurance sectors or in sectors directly pertinent to the activity of the company. As per the provisions of paragraph 2, section b) and c) and paragraph 3 of the aforementioned Decree the following subjects and activities are considered directly pertinent to those of the company:

- administrative law
- public law
- public economic – economic political law
- financial sciences
- management
- statistics
- information technology

20.4 According to the provisions of the law regarding situations of incompatibility, those who already hold the position of regular auditor in more than five companies quoted on regulated Italian stock exchanges, excluding parent companies, subsidiaries and companies controlled by the same companies that control the Company, cannot be nominated as Auditors and if elected will be debarred from the role. The above without prejudice to the various limits to the plurality of offices provided under the law, in which case shall be accepted in the least of the possible extent.

20.5 The appointment of Auditors to the body of Statutory Auditors under art. 2401 of the Civil Code, will be agreed by the Shareholders Meeting by legal majority, except for the rights of nomination and designation as per the second paragraph.

20.6 The Auditors will remain in office for three financial years ending on the date of the meeting called for the approval of the financial statement relating to the third financial year of their appointment. Auditors can serve for one or more term of office.

20.7 The Statutory Auditors will meet at least every 90 (ninety) days on the initiative of any one of the Auditors. The meeting will be legally established in the presence of the majority of the auditors and will resolve with the majority of the members present being in favour.

Meetings can also be held by video conference and/or teleconference, provided that the exact identity of those legally taking part can be verified by the Chairman and the other participants, that all participants have the potential to verbally intervene, in real time, in all discussions, and have the ability to receive or transmit documents; however, the Chairman and the person recording the minutes must be present at the location of the meeting.

21. The Statutory Auditors Report

21.1 The Board of Directors, or their delegated executives, will make timely reports to the Statutory Auditors, no less than quarterly, on their ongoing activities and on major economic, financial and property transactions undertaken by the Company or inter-group companies; reporting in particular on transactions in which they have a interest, directly or as a third party, or those which can have an influence on the management and coordination of the Company. This information will be communicated verbally by the directors to the Statutory Auditors at the appropriate meeting with the directors, or at the meeting of the Board of Directors or at the meeting of the Statutory Auditors as per art. 2404 of the Civil Code, or by transmission of written reports, with a frequency not less than quarterly, which will be kept in the book referred to in section 5 of art. 2421 of the Civil Code.

21.2 The frequency of the meetings of the Board also intends to encourage a united approach to the exercise of all the rights delegated by the Board of Directors to the executive committee, if appointed, to the Chairman, to the Vice Chairman or Vice Chairmen and to the Managing Director or the Managing Directors.

22. Manager in charge of the drawing up of corporate reports and financial statements

The Board of Directors, upon mandatory consultation with the Board of Statutory Auditors, appoints a manager in charge of the drawing up of corporate reports and financial statements among those managers having a minimum experience of 3 years as managers with appropriate responsibilities at the Accounting and/or Financial Department of the Company or of similarly sized or organized companies, and confer on such manager adequate authority and instruments to perform the duties assigned to him in accordance with the provisions of law. The manager in charge of the drawing up of the accountancy documents may be revoked by resolution of the Board of Directors upon mandatory consultation with the Board of Statutory Auditors.

TITLE VI – FINANCIAL ACCOUNTS AND PROFITS

23. Statement of Year End Accounts

23.1 The financial accounts will close annually on 31 December.
23.2 The ordinary Shareholders Meeting should be called within 120 (one hundred and twenty) days of the closing of the company year end for the approval of the financial statement except as provided for in the previous clause 11.2

24. Profits

24.1 Relative to the net profits of each financial year as per the approved financial statement:
a) a minimum of 5%, but not exceeding a fifth of the share capital, is retained in legal reserves;
b) the remainder is subject to the decision of the Shareholders Meeting.
24.2 The Board of Directors can, during the course of the financial year, distribute advances on dividend between the shareholders.

TITLE VII – WINDING UP, LIQUIDATION AND WITHDRAWAL

25. Winding up and Liquidation

25.1 The Company will be wound up for reasons contained in art. 2484 of the Civil Code.
25.2 Reaching an agreement on the liquidation of the Company at whatever time, the Shareholders Meeting will establish the means of the liquidation and will nominate one or more receivers, and decide on their relative powers and fees.

26. Withdrawal

26.1 Shareholders who are not party to the approval of resolutions regarding the extension of the duration have no right of withdrawal. However, the Company being subject to management and coordination as per art. 2497 and subsequent amendments of the Civil Code, the shareholders instead hold the right of withdrawal according to the assumptions of art. 2497(4) of the Civil Code.

TITLE VIII – TRANSITIONAL AND FINAL REGULATIONS

27. Residency of the Shareholders – Conventional Forum

27.1 The domicile of the shareholders as opposed to the Company, for all legal purposes, will be in the place chosen by the Register of Shareholders.
27.2 All disputes between the shareholders and the Company will be decided by the Judicial Authority of the district in which the legal head office of the Company is situated.

28. Referral

28.1 Anything not provided for in these by-laws will be referred to the rules of law.

Signature: Rosario Bifulco

Notary Dr. Ignazio de Franchis

ATTACHMENT (14)

Notice of changes in directors

ENCLOSURE 3H(*)

Notification of amendments to management and supervisory bodies

MODEL 100

LISTED COMPANY: **LOTTOMATICA S.p.A.**

GOVERNANCE MODEL: ……**A**……**(1)**

NAME	TYPE OF VARIATION (2)	TYPE OF EVENT (3)	EVENT DATE (4)	EVENT EFFECTIVENESS (5)	OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY (6)	TERM (7)
William Bruce Turner	**B**	**E1**	**18/10/2006**		**AFGN**	
William Bruce Turner	**A**	**A**	**18/10/2006**		**AFGN**	**31 dicembre 2007**
Robert Dewey Jr.	**B**	**E1**	**18/10/2006**		**A E**	
Robert Dewey Jr.	**A**	**A**	**18/10/2006**		**A E**	**31 dicembre 2007**
James Francis McCann	**B**	**E1**	**18/10/2006**		**A**	
James Francis McCann	**A**	**A**	**18/10/2006**		**A**	**31 dicembre 2007**
Anthony Ruys	**B**	**E1**	**18/10/2006**		**A**	
Anthony Ruys	**A**	**A**	**18/10/2006**		**A**	**31 dicembre 2007**
Gianmario Tondato da Ruos	**B**	**E1**	**18/10/2006**		**A**	
Gianmario Tondato da Ruos	**A**	**A**	**18/10/2006**		**A**	**31 dicembre 2007**

SCHEDA ANAGRAFICA DEI NOMINATIVI INDICATI

NAME	William Bruce
SURNAME	Turner
PLACE OF BIRTH	Virginia – USA
DATE OF BIRTH	September 2,1959
TAX CODE	
PERMANENT ADDRESS	55 Fieldstone Drive – East Greenwich, RI - USA – 02818 (Kent County)
OFFICE DOMICILE	ROMA, VIALE DEL CAMPO BOARIO 56/D
NAME	Robert
SURNAME	Dewey Jr.
PLACE OF BIRTH	New York - USA
DATE OF BIRTH	July 1, 1931
TAX CODE	
PERMANENT ADDRESS	211 West Mountain Road – Ridgefield, CT – USA - 06877 – (Fairfield County)
OFFICE DOMICILE	ROMA, VIALE DEL CAMPO BOARIO 56/D
NAME	James Francis
SURNAME	McCann
PLACE OF BIRTH	New York - USA
DATE OF BIRTH	July 28, 1951
TAX CODE	
PERMANENT ADDRESS	11 Bonnie Heights Road – Manhasset, NY – USA – 11030 – (Nassau County)
OFFICE DOMICILE	ROMA, VIALE DEL CAMPO BOARIO 56/D
NAME	Anthony
SURNAME	Ruys
PLACE OF BIRTH	Antwerpen – The Nederlands
DATE OF BIRTH	July 20, 1947
TAX CODE	
PERMANENT ADDRESS	Koekoekslaan, 6 – 2243 At Wassenaar – The Nederlands – Zuid Holland (County)
OFFICE DOMICILE	ROMA, VIALE DEL CAMPO BOARIO 56/D
NAME	Gianmario
SURNAME	Tondato da Ruos
PLACE OF BIRTH	Oderzo (TV)
DATE OF BIRTH	February 12, 1960
TAX CODE	TNDGMR60B12F999W
PERMANENT ADDRESS	Milano, Via Antonio Canova, 12
OFFICE DOMICILE	ROMA, VIALE DEL CAMPO BOARIO 56/D

(*) *Enclosure added through Consob deliberation no. 14990 of April 14, 2005:*

COMPOSITION OF MANAGEMENT AND SUPERVISORY BODIES

REFERENCE DATE **18/10/2006**

NAME	OFFICE	EXPIRATION DATE
Dott. Marco SALA	Managing Director and General Manager - member of the Executive Committee	December 31, 2007
William Bruce TURNER	Managing Director and General Manager - member of the Executive Committee	December 31, 2007
Sig. Lorenzo PELLICIOLI	Chairman - Chairman of the Executive Committee	December 31, 2007
Robert Dewey Jr.	(Independent) Director. Vice-Chairman	December 31, 2007
Dott. Paolo AINIO	(Independent) Director.	December 31, 2007
Ing.Rosario BIFULCO	Director..	December 31, 2007
Dott. Pietro BOROLI	Director - member of the Executive Committee.	December 31, 2007
Dott. Paolo CERETTI	Director and member of the Executive Committee.	December 31, 2007
Dott. Marco DRAGO	Director and member of the Executive Committee.	December 31, 2007
James Francis McCANN	(Independent) Director.)	December 31, 2007
Anthony RUYS	(Independent) Director.	December 31, 2007
Prof. Severino SALVEMINI	(Independent) Director.	December 31, 2007
Gianmario TONDATO DA RUOS	(Independent) Director.	December 31, 2007
Dott. Francesco MARTINELLI	Chairman of the Board of Auditors	December 31, 2007
Dott. Angelo GAVIANI	Permanent Auditor	December 31, 2007
Dott. Paolo Andrea COLOMBO	Permanent Auditor	December 31, 2007
Dott. Giulio GASLOLI	Alternate Auditor	December 31, 2007
Dott. Marco SGUAZZINI VISCONTINI	Alternate Auditor	December 31, 2007

Comments and observations

INSTRUCTIONS

A - INSTRUCTIONS TO FILL THE MODEL

(1) GOVERNANCE MODEL: A = Traditional model
B = Two-tier model
C = One-tier model

(2) TYPE OF VARIATION: A = Take of the office or peculiar post
B = Termination of the office or peculiar post

(3) TYPE OF EVENT: A = Appointment by shareholders' meeting resolution
B = Appointment by board of directors' resolution (for instance, cooptation)
C = Appointment of the members of the Management Council (*Consiglio di Gestione*) by resolution of the Board of Inspection
D = Replacement of the permanent auditors by the alternate auditors
E = Termination of the office due to:
e1: expiration of the term
e2: revocation
e3: renunciation
e4: fall from the office
e5: other.

(4) EVENT DATE: Please enter the date on which the events *sub* (3) occurred. As from that date 5 market days are given to file this model.

(5) EVENT EFFECTIVENESS: Please enter the date on which the event became effective (to be filled only if the efficacy of the event is deferred in time).

(6) OFFICE OR PECULIAR POSTS HELD IN THE STATING LISTED COMPANY:

A) Member of the management body
B) Member of the management body without right to vote pursuant to Law no. 474/94 as amended
C) Chairman of the management body
D) Honorary Chairman of the management body
E) Vice-Chairman of the management body
F) Managing Director or managing member of the Management Council (*Consiglio di Gestione*)
G) Member of the Executive Committee
H) Permanent member of the supervisory board
I) Alternate member of the supervisory board
L) Chairman of the supervisory board
M) Vice Chairman of the supervisory board
N) General Manager.

(7) TERM: Should the term coincide with the approval of the financial statement, please enter the date the accounting period ends.

ATTACHMENT (15)

Monday - 10/23/2006

NEW JERSEY WITHDRAWS NOTICE OF INTENT TO NEGOTIATE NEW LOTTERY CONTRACT WITH GTECH

Lottery Contract to be Re-Bid

ROME (ITALY) - WEST GREENWICH, RHODE ISLAND (US) – Lottomatica S.p.A. announced today that its wholly-owned subsidiary GTECH Corporation was notified by the New Jersey Department of Treasury (the Department) that it has withdrawn its notice of intent to negotiate a new Gaming Systems and Support Services contract with GTECH. As a result, the Department indicated it will release a new Request for Proposals (RFP) in the very near future.

In November 2005, following an open and competitive procurement process, New Jersey's Division of Purchase and Property selected GTECH for the five-year contract. This award was subsequently challenged by a competitor. The New Jersey Treasurer determined that it was in the best interest of the state to cancel the protest process that was underway to deal with the competitor's challenge and re-bid the contract.

W. Bruce Turner, GTECH President & CEO and Lottomatica S.p.A. CEO, commented, *"While we are obviously disappointed by this development, we recognize the importance of responding to the Department of Treasury's new RFP process in as timely and open a manner as possible. GTECH is confident that its upcoming proposal will reaffirm its earlier selection."*

***

GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by the De Agostini Group, a century-old publishing, media, and financial services company. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in FY 2005, had more than € 1.6 billion in revenues and 6,300 employees in over 50 countries when combined with GTECH.

ATTACHMENT (16)

Wednesday - 11/01/2006

ICELANDIC GAMING TO RECEIVE AN ADDITIONAL 300 WINWAVE™ MACHINES FROM GTECH

WEST GREENWICH, RHODE ISLAND (US) – GTECH Corporation, a wholly-owned subsidiary of Lottomatica S.p.A., announced that it will provide Icelandic Gaming with 300 WinWave™ machines to be installed at retail locations throughout Iceland. This machine sale is the result of a successful pilot program Icelandic Gaming instituted with GTECH's video lottery terminal (VLT) manufacturer, Spielo, during the summer of 2006.

"GTECH understands the need for creative gaming technology. With WinWave, Icelandic Gaming can now offer its video lottery players a new and different gaming experience, while generating top net-revenue and low operating costs," ***said W. Bruce Turner, GTECH President & CEO and Lottomatica S.p.A. CEO.*** *"We look forward to broadening our relationship with Icelandic Gaming and to enhancing its video lottery operation with our newest technology."*

"Success of the initial rollout of 20 WinWave machines was achieved by surpassing existing VLT revenues by more than 200 percent, due to such games as Spielo's Queen of Egypt and Royal Spins," ***said Magnus Snaebjornsson, Managing Director from Icelandic Gaming.***

Over the next three years, GTECH will replace a portion of the Icelandic Gaming's existing VLT's, currently provided by onother vendor, with WinWave machines.

Proceeds from Icelandic Gaming benefit the Icelandic Red Cross, the Icelandic Association for Search and Rescue, and the National Center of Addiction Medicine.

***

GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by the De Agostini Group, a century-old publishing, media, and financial services company. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in FY 2005, had more than € 1.6 billion in revenues and 6,300 employees in over 50 countries when combined with GTECH.

ATTACHMENT (17)

Lotto game: Wagers total 509.6 million euro in October 2006 - Instant lotteries "Scratch & Win": Wagers of 374.8 million euro in October 2006

Rome – During the draws of October 2006, **Lotto** wagers amounted to 509.6 million euro, compared with 512.6 million euro in the month of September 2006 and with 564.1 million euro in the month of October 2005.

In particular, in October 2006 wagers from "core" bets, excluding late numbers, amounted to 480.0 million euro (respectively 471.6 million euro in September 2006 and 477.0 million euro in October 2005) while wagers from bets on "late numbers" amounted to 22.3 million euro (compared with 34.0 million euro in the month of September 2006 and with 87.1 million euro in October 2005).

Winnings in October 2006 totalled 261.6 million euro (338.0 million euro in September 2006 and 335.2 million euro in October 2005).

Scratch & Win wagers in the month of September were equal to 374.8 million euro compared with 343.0 million euro in the month of September 2006 and with 166.0 million euro in the month of October 2005.

ATTACHMENT (18)

Thursday - 11/09/2006

OREGON LOTTERY NOTIFIES GTECH OF INTENT TO AWARD CONTRACT FOR NEW ONLINE LOTTERY EQUIPMENT AND RELATED SERVICES

ROME (ITALY) - WEST GREENWICH, RHODE ISLAND (US), *November 9, 2006* – Lottomatica S.p.A. announced today that its wholly-owned subsidiary GTECH Corporation has been notified by the Oregon Lottery of its intent to award the Company a seven-year contract to provide a new online lottery system, new terminals and ongoing services as a result of a competitive procurement process. The proposed contract, which is expected to be executed in 2007 will includes options to renew for up to three years. The system is expected to be implemented in 2008.

GTECH has been a provider to the Oregon Lottery since it began online sales in 1985. Further details of the award, which is subject to a protest period as outlined in the Request for Proposals, will be released upon the signing of a definitive agreement with the Oregon Lottery.

***

GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by the De Agostini Group, a century-old publishing, media, and financial services company. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in FY 2005, had more than € 1.6 billion in revenues and 6,300 employees in over 50 countries when combined with GTECH.

ATTACHMENT (19)

Friday - 11/10/2006

LOTTOMATICA ANNOUNCES FISCAL YEAR 2006 THIRD QUARTER YEAR-TO-DATE RESULTS ENDED SEPTEMBER 30, 2006

Third Quarter Year-To-Date Revenues of €566 million, including nine months of Lottomatica Italian operations and one month of GTECH operations

EBITDA at €269 million and EBIT of €200 million

EBITDA at €287 million and EBIT at €232 million, excluding GTECH-related transaction costs

Reported Net Income of €39 million

Adjusted Net Income of €130 million, excluding €91 million of transaction-related items

ROME (ITALY) - WEST GREENWICH, RHODE ISLAND (US), – The Board of Directors of Lottomatica S.p.A., chaired by Mr. Lorenzo Pellicioli, approved today the consolidated accounts of Lottomatica Group for the nine months of 2006 ended September 30, 2006, which include nine months of Lottomatica Italian operations and one month of GTECH operations.

"It has been a little over two months since Lottomatica completed its acquisition of GTECH. As you might imagine, integrating two industry leaders is a formidable but achievable challenge. The people of Lottomatica and GTECH have responded admirably to the challenge," said Bruce Turner, CEO of Lottomatica Group. *"While much work has gone on behind the scenes to integrate our systems and operations, I am pleased to report that this process has proceeded swiftly and efficiently. More importantly, it has been seamless to our customers. We are already benefiting from the complementary expertise within the two organizations, and we remain confident about our long-term outlook," concluded Bruce Turner.*

"We continued to deliver healthy financial results for the nine months of this fiscal year," said Marco Sala, Managing Director of Lottomatica Italian Operations. *"In particular, with reference to the Italian operations, total Lottery wagers grew 20% on a year-to-date basis, and we experienced continued positive performance in the Commercial Services segment."*

Revenues for the period ended September 30, 2006, totalled €566 million including approximately €74 million from one month of GTECH operations. Overall, revenues grew 26.3% year over year.

EBITDA was €268.8 million, up 13.9% over the nine months of fiscal year 2005. EBITDA adjusted for transaction costs, was €287 million including approximately €28 million related to one month of GTECH operations. EBIT was €200.5 million and EBIT as adjusted for transaction costs, was €232 million.

In addition, Net Income of €38.8 million for the nine months ended September 30, 2006, was impacted by transaction-related items of approximately €91 million. Excluding such items, Net Income would have been approximately €130 million.

Lottomatica Italy - Operating Results and Business Highlights

The Italian operations enjoyed substantial revenue growth in the nine months of fiscal year 2006, both in the Lottery and in the Services businesses.

Lottery wagers grew approximately 20% to €7.7 billion for the first nine months of fiscal year 2006, from €6.4 billion for the same period last year, as strong Instant Lottery performance more than offset the slight decrease in Lotto.

Lotto game wagers reached €5.0 billion, a drop of 8.8% against €5.5 billion in the third quarter year-to-date of 2005, and Lotto revenues were €322.4 million, compared to €347.9 million in third quarter year-to-date of 2005.

Instant and Traditional lottery gross tickets sales continued to experience growth, reaching approximately €2.6 billion, compared to approximately €0.9 billion as of September 30, 2005. The number of Scratch & Win tickets sold equalled 1,137 million, compared to 542 million in the first nine months of 2005. The price point grew to approximately €2.3, due to the success of the €5 ticket "Miliardario" launched in September 2005. In the first nine months of 2006, four new Scratch & Win games were launched: the €2 "Medaglia d'Oro" linked to the 2006 Winter Olympic Games in Turin, €1

"Portafortuna", the €2 "Tutti al Mare" and the €2 "Tuffati nell'oro". Revenues for the Instant and Traditional lottery business totalled €94.4 million.

In the third quarter year-to-date for fiscal year 2006, Commercial Services revenues increased by 19.8% to €56.1 million, compared to €46.8 million for the same period last year. Electronic pre-paid top-up services for mobile accounts posted approximately 167 million top-ups, and 148 million transactions year-to-date in fiscal year 2006.

EBITDA for Lottomatica Italian operations was €255.9 million, up 8.5% over the same period of fiscal year 2005 and, as adjusted for transaction costs, equalled €259 million The EBITDA margin of 52% is comparable with the third quarter year-to-date 2005 results.

GTECH - Operating Results and Business Highlights

In the third quarter of fiscal year 2006, GTECH continued to focus its efforts on its core lottery business and growing its Gaming Solutions business.

Over the course of the quarter, GTECH successfully completed three major lottery system conversions in the United States. In July, the Company converted the Washington Lottery's central system to GTECH's Enterprise Series™ platform and installed a new communications network. The Company also replaced the Lottery's existing terminals with 3,400 Altura® terminals. Following Washington, the Arizona Lottery was next in line for conversion, when on August the Lottery went live with a new Enterprise Series central system, 2,600 Altura terminals, and a VSAT communications network. In September, the Rhode Island Lottery represented GTECH's third U.S. system conversion in less than three months, when it received the latest version of Enterprise Series.

Also during the quarter, GTECH launched new online lottery games Rhody Poker™ and Kansas Hold 'em™ in Rhode Island and Kansas, respectively. Both monitor games, offered every four minutes, are based on Club Poker™, a current offering in GTECH's product line.

On the Gaming Solutions front, GTECH, along with its video lottery terminal subsidiary Spielo and the Multi-State Lottery Association (MUSL) in the United States, launched Ca$hola in July. Ca$hola is the country's first multi-state, multi-vendor, video lottery wide-area progressive game. GTECH also received a video central system contract from Manitoba Lotteries Corporation in Canada.

Revenues for one month of activities totalled €73.6 million, with approximately €62.9 million from the Lottery segment, €5 million from Gaming Solutions, and approximately €5.6 million for Commercial Services line of business. EBITDA from GTECH operations was approximately €13 million and, excluding transaction costs, was approximately €28 million.

Other Business Developments

Following the close of the third quarter, the Oregon Lottery announced its intent to award a new online lottery contract to GTECH. In addition, lotteries in Trinidad & Tobago and Kentucky extended their contracts with GTECH.

GTECH also announced its market entry into the instant ticket printing business with its intended acquisition of Creative Games International. This acquisition is part of GTECH's strategy to become a provider of a complete range of instant ticket products and services, and is expected to be completed in late-November 2006.

Consolidated Cash Flow and Net Financial Position

Lottomatica Group closed the period with a Net Debt Position of €2.5 billion, with Cash and Equivalents of approximately €402.5 million at the end of period.

In April 2006, Lottomatica paid out €119.4 million in dividends.

****

Lottomatica is one of the world's largest commercial lottery operators and a market leader in the Italian gaming industry. GTECH is a leading gaming technology and services company, providing innovative technology, creative content, and superior service delivery. GTECH and Lottomatica together create a fully integrated lottery operator and gaming technology solutions provider – a combined company with worldwide scale, considerable financial strength, and industry-leading customer solutions. Lottomatica is majority owned by the De Agostini Group, a century-old publishing, media, and financial services company. Lottomatica is publicly traded on the Italian Stock Exchange (LTO), and in FY 2005, had more than €1.6 billion in revenues and 6,300 employees in over 50 countries when combined with GTECH.